Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83.

Janice R. Fukakusa	Royal Bank of Canada
Chief Financial Officer	200 Bay Street
RBC Financial Group	Toronto, ON M5J 2J5
e-mail: janice.fukakusa@rbc.com
Tel: (416) 974-1896
Fax: (416) 974-0400
June 29, 2006
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Paul Cline, Senior Accountant
Mr. Mike Volley, Staff Accountant
RE: Royal Bank of Canada – Form 40-F for the fiscal year ended October 31, 2005 SEC File No. 001-13928
We have received your third comment letter dated April 26, 2006 in connection with your review of Royal Bank of Canada’s (RBC) audited financial statements and related disclosures for the fiscal year ended October 31, 2005 and the responses included in our letters dated March 16, 2006 and April 5, 2006. For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.
In addition to providing responses to your comments, our letter also refers to our conference call discussion with Mr. Michael Volley, Staff Accountant in the Division of Corporate Finance, on June 7, 2006.
In our prior responses, we indicated that the valuation adjustments that are reflected in our financial statements and discussed in the Critical Accounting Policies and Estimates section of our Management’s Discussion and Analysis (MD&A) are required to ensure that our financial instruments are recorded at fair value on the balance sheet as defined under current U.S. GAAP, including FAS 133, Accounting for Derivative Instruments and Hedging Activities, FAS 115, Accounting for Certain Investments in Debt and Equity Securities, and EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. Our broker dealer subsidiaries also follow the principles set forth in the AICPA Guide, Brokers and Dealers in Securities and the referenced Group of Thirty Report, Derivatives: Practices and Principles. We have also analyzed the emerging U.S. GAAP pronouncements on the topic of fair value. More specifically, we have reviewed the disclosure requirements under the proposed new standards on Fair Value Measurement and the related minutes of the FASB Board discussions. Neither current GAAP nor emerging GAAP provides specific guidance on the disclosure of valuation adjustments, the assumptions used to determine fair value or a sensitivity analysis.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
Our benchmarking of other major U.S. and international financial institutions indicated that those entities were not providing MD&A disclosures similar to the ones being requested by the Staff. However, we remain committed, as stated in our April 5, 2006 response, to enhancing our disclosure where it will improve the transparency of our results, more specifically as they relate to the quality of our earnings. After receipt of the Staff’s third comment letter concerning our disclosures relating to valuation adjustments, we initiated a call with Mr. Volley to ensure we appropriately understood the concerns being raised regarding our current disclosure and the additional disclosure proposed in our response letter dated April 5, 2006, before we addressed them in a written response.
Based on our conversation with Mr. Volley, we understand that it is the Staff’s view that the nature, subjectivity and materiality of the valuation adjustments indicate that, in our case, the additional disclosure would be material to investors in making an investment decision about RBC. More specifically, the Staff’s concern relates primarily to those valuation adjustments that require significant management judgment and subjectivity and the impact management’s judgment has on the quality of our earnings. It was acknowledged by Mr. Volley that the materiality of the items may be a relevant factor in determining the extent and nature of any proposed disclosure.
To fully address the concerns raised, we have completed a more detailed quantitative analysis of our valuation adjustments. We have segregated our valuation adjustments between those that are determined using objectively verifiable inputs and those that involve significant management judgment. In addition, we have reviewed the guidance in Staff Accounting Bulleting No. 99, Materiality.
The conclusions that we have reached after completing our analysis are provided in the responses to your comments below.
Critical Accounting Policies and Estimates, page 8
1.	We note your response to comment 1 from our letter dated March 22, 2006. You state that you do not believe it would be meaningful to provide separate disclosure of the fair value adjustments as they represent a component of overall fair value and are difficult to analyze from the other market risk factors which are also required to calculate fair value. We believe these disclosures would be meaningful to investors on several levels, including the risks of and effects of estimates in your financial statements. In order for us to understand your assertion, please provide us a draft of what these disclosures would look like to include quantification of each component of your fair value adjustments, on a gross basis, for the periods presented and a discussion of the significant changes to your methodologies and significant increases or decreased in the amounts recorded in each period presented.
The following table more fully analyzes our valuation adjustments between those that are objectively verifiable and not subject to significant management judgment and those that are subject to significant management judgment.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]
2.	We note your disclosure on page 9 that the use of methodologies, models and assumptions in pricing and valuing financial assets and liabilities is subjective and requires varying degrees of judgment by management, which may result in significantly different fair value and financial results. Please revise future filings to disclose the sensitivity to change of your critical fair value estimates and assumptions, which based on other outcomes that are reasonably likely to occur, would have a material effect on your financial condition or operating performance. Refer to Section V of Release No. 33-8350: Interpretation – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
As noted in our response to question 1, we believe that the most relevant information to the reader is a discussion on total fair value as opposed to its component parts. We are committed to providing, in our 2006 Annual Report, a more expanded variance analysis of our balance sheet items carried at fair values.
Based on the information presented in our response to comment 1, the fair values reported on our balance sheet are mainly derived from objectively verifiable information and certain assumptions. These assumptions are interdependent and a significant volume of information would need to be disclosed to make any sensitivity analysis of the assumptions used meaningful. The main factors that influence the changes in our fair values and trading revenues are transaction volumes and market risk factors such as interest rates and foreign exchange rates.
At the May 3, 2006 FASB Board meeting, the Board discussed disclosure requirements under the new proposed Fair Value Measurement Standard. The Board agreed not to require or otherwise encourage a sensitivity analysis conveying information about the variability of unrealized gains or losses. Some constituents (preparers) had recommended “a sensitivity analysis conveying information about the variability of unrealized gains or losses for the period relating to assets and liabilities still held at the reporting date (market risk disclosures)”. As noted in the minutes to the meeting, “Mr. Belcher explained that with respect to specific input-driven disclosures, many preparers, including major financial institutions, indicated that they could not reliably provide the disclosures. Further, he stated that in the FVM statement, the Board decided not to require disclosure of significant assumptions used in measuring fair value because the volume of information that would need to be disclosed in order for that information to be meaningful would exceed any potential benefits. The staff did not recommend that sensitivity analysis because it would rely extensively on those assumptions.”
Given the direction being taken by the FASB and the fact that management judgment is not a key factor in explaining the variance in our financial instruments reported at fair value on the balance sheet, we believe that the enhanced disclosures proposed in our April 5, 2006

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83.
Messrs. Cline and Volley
U.S. Securities and Exchange Commission
response letter will provide more meaningful information than a sensitivity analysis to readers of the Critical Accounting Policies and Estimates of our MD&A and of our financial statements. These disclosures will incorporate a more expanded discussion of our methodologies, including the impact of any changes, and a more thorough variance analysis of the changes in balances of our financial instruments reported at fair value on our balance sheet.
We note for the information of Staff that concurrent with the submission to you of this letter, confidential treatment of this response letter is being requested under the U.S. Securities and Exchange Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.
If you have any questions regarding our responses, please contact myself or RBC’s Chief Accountant, Linda Mezon, at 416-955-7876. If you have any questions concerning the portions of this response for which confidential treatment is requested, please contact Donald Crawshaw or Donald Toumey of Sullivan & Cromwell LLP at 212-558-4000.
Yours truly,
/s/ Janice R. Fukakusa

cc:	R.B. Peterson, Chairman, Audit Committee of the Board
B.G. Stymiest, Chief Operating Officer
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
D.D. Morris, Partner, Deloitte & Touche LLP
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP